EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	ConAgra Red Meat Business
	Fiscal Year Ended
	May 28, 2000	May 27, 2001	May 26, 2002
Fixed Charges as defined:
Allocated finance charges	$50,185	$45,868	$55,240
Interest expense	564	1,333	1,084
Capitalized interest	687	627	214
One third of non-cancelable lease rent	5,128	6,094	6,627

Total fixed charges (A)	56,564	53,922	63,165
Earnings as defined:
Pretax income	57,472	104,247	117,953
Add fixed charges	56,564	53,922	63,165
Less capitalized interest	(687)	(627)	(214)

Earnings and fixed charges (B)	$113,349	$157,542	$180,904
Ratio of earnings to fixed charges (B/A)	2.00	2.92	2.86

	115 Days Ended	249 Days Ended	Fiscal Year ended
	September 18, 2002	May 25, 2003	May 30, 2004
	Predecessor	Successor	Successor
Fixed Charges as defined:
Allocated finance charges	$13,604	$—	$—
Interest expense	129	48,592	73,573
Capitalized interest	3	109	448
One third of non-cancelable lease rent	2,099	3,498	6,676

Total fixed charges (A)	15,835	52,199	80,697
Earnings as defined:
Pretax income	28,018	59,978	67,991
Add fixed charges	15,835	52,199	80,697
Less capitalized interest	(3)	(109)	(448)

Earnings and fixed charges (B)	$43,850	$112,068	148,240
Ratio of earnings to fixed charges (B/A)	2.77	2.15	1.84